UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-December 2023	2

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA.

Disclaimer This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and in conjunction with its subsidiaries the “Telefónica Group”) exclusively for been used during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. The present document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. In any case, these Statements do not intend to be exhaustive, nor have been verified by third parties or audited, therefore, Telefónica's opinions and aspirations with respect to future events should be considered indicative, provisional and only for illustrative purposes. For this reason, these Statements do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report for 2023, submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

Mr. José María Álvarez-Pallete Chairman & CEO Q4 23 & 2023 Summary

Transform, Deliver and Commit WE DELIVER 2023 guidance delivered, FCF beat WE COMMIT On track for GPS ambition, FCF 24 >10% 2 WE TRANSFORM Continued streamlining Building a stronger TEF

Stronger Telefónica

Next Generation **NETWORKS**

- **More fibre, +10m FTTH PPs** to **74m**
- **More 5G, 62%** coverage in core markets (Germany 94%, Spain 87%)
- **More APIs**

Enhanced **CUSTOMER** experience focus

- **More customers, +5m** to **388m**
- **More satisfied, 31 NPS** score
- **AI** driven **customer engagement**
- **More digitised, +3pp** of **revenue from BB & SoC** to **76%**

Leaner **OPERATIONS**

- **Operating leverage +1 p.p. to** 19%, OpEx+CapEx efficiencies
- **3,420 employees** joining Spain's redundancy program
- **Legacy shut-down** (1.9k Spain COs)

Telefónica

3

GPS

Guidance delivered Initial 2023 guidance Upgraded 2023 guidance FY 23 Revenue y-o-y organic “Low single digit growth” ~4% 3.7% OIBDA y-o-y organic “Low single digit growth” ~3% 3.1% CapEx/Sales ~14% ~14% 14.0% FCF Former definition ~€4bn ex-spectrum €4.2bn New definition ~€2.1bn €2.3bn Dividend €0.3/sh. (cash) Dec-23 €0.15/sh. Jun-24 €0.15/sh. 4 1.4% treasury stock to be canceled in the next AGM

We delivered and we commit 5 Reported FY 23; FCF ex-spectrum; EBITDA adjusted and EBITDAaL adjusted

Mr. Ángel Vilá COO Q4 23 Results: Core Markets

Telefónica Group: strong Q4 results with exceptional FCF Revenue €10.2bn +4.1% y-o-y organic Service revenue €9.0bn +4.2% y-o-y organic B2B revenue €2.2bn +4.9% y-o-y organic FCF €1,562m +€432m q-o-q OIBDA €3.5bn +4.5% y-o-y organic OIBDA - CapEx €1.9bn +18.7% y-o-y organic 6

90.3 92.6 91.5 90.6 91.2 1.0% 0.9% 0.9% 0.9% 0.9% Spain: continuing to improve and execute Convergent KPIs Churn (%)ARPU (€) 39% 36% 36% 36% 37% 23% 26% 22% 24% 24% OIBDA-CapExOIBDA Margins (organic) Revenue & OIBDA growth (y-o-y organic) 0.2% 0.3% 0.3% 1.0% 3.3% 0.9% 1.7% 1.9% 2.4% 2.7% (2.1%) (1.7%) (1.0%) (0.5%) 0.1% Net adds (k) 21 24 28 723 43 69 62 (5) (7) 3 3 (49) (60) 1 8 Postpaid ConvergentFBB Q4 22 Q1 23 Q2 23 Revenue OIBDARetail Rev. Q3 23 Q4 23 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q1 23 Q2 23 Q3 23 Q4 23 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Pay TV • Accelerated retail revenue growth: strong trading momentum and record IT • Net adds in all accesses for 2nd straight Q on record-low churn since 2013 • Pay-TV turnaround completed; de- regulation gives us back flexibility • Stabilised OIBDA leveraged on top line growth and efficiencies • Tariff upgrade in Jan-24 • Redundancy program in 2024 and collective agreement until 2026 7 Highlights powered by

Brazil: keeping up the strong momentum 24.4 24.7 25.1 26.2 29 Accesses growth (y-o-y) FTTH Premises passed (m) 18% 15% 3% 4% 4% 19% 17% 15% 14% 13% FTTHContract 10.1% 12.1% 7.6% 7.5% 6.9%6.6% 9.5% 11.1% 11.6% 8.9% Revenue OIBDA 44% 40% 42% 44% 44% 24% 27% 23% 24% 27% OIBDA-CapExOIBDA Revenue & OIBDA growth (y-o-y organic) Margins (organic) Dec-22 Mar-23 Jun-23 Sep-23 Dec-24E Mobile contract share 41.7% 43.5% 43.7% 43.6% Dec-23 43.4% Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23Mar-23 Jun-23 Sep-23 Dec-23 • Growing above inflation on differential value proposition • Highest mobile ARPU & lowest churn in 4 years on rational market environment • Fixed revenue grew for the 10th consecutive Q • Record OIBDA-CapEx margin ever, supported by operating efficiencies • Growing sales and improved operating leverage supercharge future cash growth • Leader of ISE-B3 Corporate Sustainability Index Highlights powered by 8

Germany: healthy trends in a growing market Fixed BB net adds (k) Revenue OIBDA Margins (organic) OIBDA-CapExOIBDA Postpay net adds (k) 264 368 302 396 284 18 25 22 31 13 Q2 23 Q4 23Q4 22 Q1 23 Q3 23 31% 30% 31% 32% 31% 17% 18% 19% 17% 17% 6.6% 8.0% 4.4% 2.2% 4.6% 6.6% 1.7% 2.8% 3.6% 3.7% Q2 23 Q4 23Q4 22 Q1 23 Q3 23 Q2 23 Q4 23Q4 22 Q1 23 Q3 23 Q2 23 Q4 23Q4 22 Q1 23 Q3 23 • Sustained financial momentum on robust commercial traction; >1.3m 2023 postpaid net adds • O2 postpaid ARPU +1.9% vs. Q4 22 • 5G pop coverage ~95% at YE 23 (>80% Dec-22), on track with expectations • “Very good’ rating in Connect test; improve in network quality • #1 telco worldwide on ‘Sustainalytics ESG Risk Score’ Revenue & OIBDA growth (y-o-y organic) 9 Highlights powered by

Virgin Media O2: increasing customers, fibre and 5G reach 0.4% 3.9% 6.2% 7.1% 3.7% 9.9% 1.4% 3.7% 6.3% 10.6% 37% 36% 37% 37% 39% 17% 18% 17% 18% 23% Fixed network build (k PPs) Mobile contract churn (%) Revenue OIBDA Margins (organic) OIBDA-CapExOIBDA Revenue & OIBDA growth (y-o-y organic) Q4 23Q4 22 Q1 23 Q2 23 Q3 23 UBB PPs 17.0m 188 108 175 251 299 Q3 23Q4 22 Q1 23 Q2 23 Q4 23 0.9% 1.0% 0.9% 1.0% 1.2% Q3 23Q4 22 Q1 23 Q2 23 Q4 23 Q4 23Q4 22 Q1 23 Q2 23 Q3 23 • Solid commercial traction • Record fixed network expansion; +833k PPs in 2023, contributing to net adds • Realised ~2/3 of annualised £540m run- rate synergies, ahead of plan and on track to fulfil by mid-2026 • O2 owned stores now National Digital Inclusion Hubs (free services to communities in need) 10 Highlights powered by

T. Tech: keeping above industry momentum, cornerstone of strong B2B T. Tech Revenue Reported (€m) 706 944 1,482 1,878 FY 20 FY 21 FY 22 FY 23 +26.7% Constant Perimeter +21.7% vs FY 22 • Solid double-digit revenue growth in constant perimeter • Well-balanced revenue mix • Strong commercial activity, large revenue visibility Operational Highlights Highly skilled and diversified team • 6.3k professionals; >60 nationalities; 80% in Europe; ~4k certifications New operating model delivering value • Key driver to increase share of wallet Partners awards “Best Computing Partner 2023” “To infinity and beyond” “Top Selling Partner 2023” “Top Performance Partner 2023” 11

T. Infra: strengthening Telefónica's infrastructure to support growth and efficiency

Accelerating FTTH deployment

Total FTTH
Premises Passed[1] (m)


~60%
13
21
~30
Dec-22
Dec-23
2026E

Leveraging wholesale to increase reach

~30% of 23-26 of TEF's FTTH rollout

Bluevía
UNSERE GRÜNE GLASFASER
ONNET FIBRA
nexfibre
FIBRASIL
Pangea Co

Telxius >110k km international network by 2026

TELXIUS

Solid profitability

51.4% OIBDA margin (FY 23)

Joining Firmina subsea cable

Providing three redundant routes to connect US, Brazil and Argentina

Fully invested capital base

No material additional renewal CapEx required

[1] Included in the total Group's FTTH PPs. Dec-23 and 2026E includes Pangea PPs.

Telefónica
12
GPS

Mrs. Laura Abasolo CFCO & Head of T. Hispam Q4 23 Results & Capital Allocation

T. Hispam: progressing in “asset-light” model 16.8 17.6 18.6 19.5 20.3 FTTH & Cable PPs (m) 4% 4% 3% 3% 1% 19% 18% 16% 12% 8% FTTH & CableContract 2.8% 1.6% (0.4%) (2.7%) 1.7% (1.5%) (3.9%) (5.0%) (17.1%) 8.8% Revenue OIBDA 22% 20% 20% 18% 24% 4% 15% 12% 9% 7% Accesses growth (y-o-y) Revenue & OIBDA growth (y-o-y organic) Margins (organic) OIBDA-CapExOIBDA Dec-22 Mar-23 Jun-23 Sep-23 16.6m FTTH Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Dec-23 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 • FiberCo model allows FTTH accesses +8% while reducing CapEx • COL: 5G Spectrum acquired jointly with Millicom • Cooling down competition in a tough environment • CapEx/Sales FY 23: 9.4% (-1 p.p. y-o-y) 13 Highlights powered by

Double-digit growth of underlying EPS 14 (892) 1.2bn* 1.8bn 2,369 Net Income reported Spain restructuring VMO2 Impairment Others Net income Underlying Underlying EPS €0.37 +18.6% +17.1% (*) net of taxes Accounting non-cash items

Solid balance sheet to face any market environment Net Financial Debt Comfortable liquidity position 11.3 Liquidity cushion, Dec-23 (€bn) 8.2 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 19.5 3.5 5.1 2.6 4.3 20252024 2026 2027 Gross debt maturities, Dec-23 (€bn) Total debt related interest payment cost ex leases Contained interest payment cost Dec- 22 +100 bps in short- term rate = +€25m in interest payment Dec-23 >80% Total debt fixed 11.6 yrs Average Debt Life 3.96% 3.80% (1) Argentina impact on debt amounts to €274m (2) Including full T. Deutschalnd shares acquisition (94.1%), partially compensated by the income for the sale of a stake in Pangea 15 ND/OIBDAaL 2.54x ND/OIBDAaL 2.60x Dec-22 FCF Pre-retirement commitments Dec-23 Post closing (2) FX & Others (1) Net financial investments Shareholder Remuneration 26,687 27,349(3,988) 2,320 854 (129) 788 ND/OIBDAal 2.66x ND/OIBDAaL 2.52x 26,533 816 Dec-23 ex- TD shares acquisition TD shares acquisition (until 31/12/23) Dec-23 28.0bn € in million

Capital allocation: investing in our business whilst maximizing shareholder value • Investing in networks; i.e fiber and 5G • Paying DPS with a floor of €0.3/sh • Reducing leverage to our target • Starting share repurchases • Considering other strategic opportunities FY 17 FY 22 FY 23 FY 24 FY 25 FY 26 17.0% 14.8% 13.3% CapEx over Revenue up to 13% ND / EBITDAaL 2.2-2.5x in 2026 (Peak) < 12% 16 Capital allocation priorities FCF 2024 >10% growth FCF CAGR 23-26 >10% growth

Mr. José María Álvarez-Pallete Chairman & CEO 2024 and Beyond

ESG: We keep transforming

	Environmental	Social	Governance
Key targets	**Net-zero** by 2040 **100% renewables** by 2030 **Zero-waste** by 2030	**> 90% MBB rural coverage** by 2024[1] **37% women executives** by 2027 **Zero adjusted gender pay gap**[2]	**Parity**[3] in top governing bodies by 2030 **Zero-tolerance** of corruption **~40% sustainable financing** by 2026[4]
Progress	**On track for net zero:** -51% in total carbon emissions in last 8 years **Leading actor in climate:** CDP Climate A-List for 10th consecutive year **Decarbonising the economy:** enabling customers to avoid 86.1m $tCO2$ emissions	**Aligned with SDGs:** >€100bn contribution to society via connectivity **On track for gender diversity:** 33% women executives. 0.7% adj. pay gap **Customer centric:** 31 NPS +1 pp. y-o-y	**Balanced and diverse Board:** 40% women and 67% independents Directors **Zero corruption:** 0 confirmed cases FY 23 **Leaders in sustainable financing:** €18.8bn as of Dec-23; 33.6% o/total

[1] Core markets.
[2] Adjusted pay gap: equal pay for jobs of equal value. Achieved in 2022. Objective is to maintain zero pay gap.
[3] Parity defined as not less than 40% of each gender represented
[4] Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities

Telefónica
17
GPS

Going forward, we keep transforming

Next generation **NETWORKS**

- **More fibre, FTTH PPs** to ~106m in 2026 (74m 2023)
- **More 5G, 70% 5G coverage** in core markets by 2026 (62% 2023):
    - ~90% Spain, ~60% Brazil, ~99% Germany, UK ~70%
- Increasing **Return on Invested Capital, programmable networks monetisation**

Enhanced **CUSTOMER** Experience focus

- **>60% convergent customers** 2026 (>50% 2023)
- **~50% IT/B2B Service** rev in 2026 (~40% 2023)
- **Personalised Digital Supermarket**
- **AI** driven **customer engagement**

Leaner **OPERATIONS**

- **Legacy Switch off**
    - **Spain retail copper** in 2024
    - **2G and 3G before YE 26**
- Free up spectrum to **more efficient 4G/5G**
- Continue **right-sizing**
- **Network sharing**

Telefónica
18
GPS

We keep commiting 2023 Actuals 2024 Guidance 2023-26 CAGR Revenue y-o-y reported 1.6% ~1% ~1% B2C ~1.5%; B2B ~5% EBITDA y-o-y reported 1.4% 1% to 2% ~2% EBITDAaL - CapEx y-o-y reported 5.7% 1% to 2% 5% CapEx/ Sales 13.3% Up to 13% <12% FCF y-o-y reported €2.3bn >10% >10% Cash Dividend €0.3/share €0.3/share 2 tranches €0.15;Dec-24, Jun-25 €0.3/share floor Leverage 2.66x post-closing Reduced 2.2-2.5x (2026) 19

20 Delivered solid Q4 results to close out 2023, meeting our upgraded FY guidance and exceeding FCF target Positioned well for 2024 and on track with the GPS plan to achieve our 23-26 FCF CAGR target of >10% Good momentum across our business units; Spain growing and continued strength in Brazil and Germany Building best-in-class next-gen networks while streamlining our operations for the best customer experience Disciplined balance sheet management with focus on lowering CapEx intensity, deleveraging, and paying dividend Key Takeaways

Results presentation and Q&A Session Telefónica’s management will host a webcast on 22 February at 10:00 AM (CET), 9:00 AM (GMT), and 4:00 AM (EST) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. • José María Álvarez-Pallete l Chairman & CEO • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: Climate A List 2023 Bloomberg GEI 2023 1st company worldwide in 2023 Digital Inclusion Benchmark 1st in sector 2022 Member of DJSI Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 22, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.